Exhibit 99.2

 Kenon Provides Updates and Additional Information on IC Power's Israeli Assets

Singapore, July 13, 2017. OPC Energy Ltd. ("OPC") (formerly IC Power Israel Ltd.), a subsidiary of IC Power Ltd. ("IC Power"), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), is providing additional information on IC Power's Israeli assets, OPC-Rotem, which currently operates a 440 MW combined-cycle plant (with a generation license capacity of 466 MW), and OPC-Hadera, which currently operates an 18 MW natural gas plant and is constructing a 140 MW co-generation plant (with a generation license capacity of 148 MW), which is expected to commence commercial operations in early 2019.

Forecasts and Projections for OPC-Rotem and OPC-Hadera1

This press release includes OPC forecasts of OPC-Rotem's financial results and OPC projections of a full year of results of operations of OPC-Hadera upon commencement of operations of OPC-Hadera's 140 MW co-generation plant. These forecasts and projections are based on various assumptions and expectations based on currently available information, including assumptions about future electricity prices, gas prices, availability rates, exchange rates, the consumer-price index, and macroeconomic conditions, which assumptions may prove to be incorrect. Kenon cannot guarantee that future results will be similar to these forecasts and projections, and OPC-Rotem's and OPC-Hadera's actual performance may be materially different from those set forth in the forecasts and projections. These forecasts and projections have not been audited or subject to a formal review by an external audit firm. Readers are cautioned not to rely upon any such financial projections and forecasts, which speak only as of the date made.

2017 Forecasted Results for OPC-Rotem

OPC is providing the following forecast of OPC-Rotem's results for the year ending December 31, 2017. These forecasted results are based on OPC-Rotem's actual and estimated first half 2017 results and forecasted second half 2017 results.

1 The forecast of OPC-Rotem's results reflects OPC management's estimate of future results based on management's assumptions regarding various conditions and its contemplated business plan. The projection of OPC-Hadera's results reflects OPC management's estimate of OPC-Hadera's full year financial results based upon one or more hypothetical assumptions (as discussed further in this release).

OPC-Rotem's results are prepared in New Israeli Shekel ("NIS").

	Year Ending December 31, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales[1]	General and Administration Expenses[1]	EBITDA[2]
		(in millions of NIS)
OPC-Rotem	80	1,198	882	19	297
______________________________
1.	Excluding depreciation and amortization.
2.	EBITDA is a non-IFRS measure. IC Power defines "EBITDA" as for the period for each entity as net income before depreciation and amortization, financing expenses, net, and income tax expense.

The forecasted results above are based on the following primary assumptions:

•	that the current EA generation component tariff of NIS 264 per MWh would remain in effect for the remainder of 2017;
•	a NIS to US Dollar exchange rate for the period of June through the end of 2017 of 3.65:1 (the average NIS to US Dollar exchange rate for 2017 is expected to be 3.66:1); and
•	an availability rate for the OPC-Rotem power plant of 98% for the period from May through the end of 2017.

 Projected Results for a Full Year of Operation of OPC-Hadera's 140 MW Co-Generation Plant upon Commencement of Operations

OPC is also providing the following projection of OPC-Hadera's results for a full year of operation of OPC-Hadera's 140 MW co-generation plant upon commencement of operations. Construction of the OPC-Hadera plant was 59% complete as of June 30, 2017, and the plant is expected to commence commercial operations in early 2019. OPC-Hadera's projected full year financial results set forth below are prepared in NIS.

	Projected Full Year Results of Operation of OPC-Hadera's 140 MW Co-Generation Plant
Entity	Ownership Interest (%)	Revenues	Cost of Sales[1]	General and Administration Expenses[1]	EBITDA[2]
		(in millions of NIS)
OPC-Hadera	100	421	295	3	123
______________________________
1.	Excluding depreciation and amortization.
2.	EBITDA is a non-IFRS measure. IC Power defines "EBITDA" as for the period for each entity as net income before depreciation and amortization, financing expenses, net, and income tax expense.

The projected results above are based on the following primary assumptions:

•	an EA generation component tariff projection based on the current tariff of NIS 264 per MWh;
•	a co-generation electricity tariff of NIS 248 per MWh;
•	a capacity output of 130.5 MW during steam generation of 84 ton per hour;
•	a NIS to US Dollar exchange rate of 3.66:1;
•	an availability rate for OPC-Hadera's co-generation plant of 94%; and
•	technical specifications based on values in the EPC contract of the OPC-Hadera power plant, adjusted for the level of steam consumption.

OPC-Hadera's projected results do not take into account any intercompany sales between OPC-Hadera and OPC-Rotem.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the forecasted results of OPC-Rotem, the projected results of OPC-Hadera, the assumptions underlying such forecasts and projections, and the expected completion date of the OPC-Hadera plant. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's and OPC's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include that  OPC-Rotem's and OPC-Hadera's actual results differ significantly from forecasted and projected results, that some or all of the assumptions underlying such forecasts and projections prove to be incorrect, the occurrence of events which may affect OPC-Rotem's and OPC-Hadera's performance, which events may cause their results to differ from OPC's projections and forecasts, that OPC-Hadera is unable to complete construction of the OPC-Hadera plant on time, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.